August 10, 2011

VIA EDGAR CORRESPONDENCE

Division of Corporate Finance

Securities and Exchange Commission

Washington, DC  20549

ATTN:

Sonia Bednarowski, Staff Attorney

Chanda DeLong, Attorney-Advisor

Re:

Amendment No. 3 to Registration Statement on Form S-1

Filed August 5, 2011

File No. 333-174557

Dear Ms. Bednarowski and Ms. DeLong:

Below please find our responses to the Staff’s comment letter dated August 10, 2011 regarding the above referenced matter.  Per your request, our responses are keyed to the enumerated questions and comments in your comment letter.

Also, please be advised that the Company has filed Amendment No. 4 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system.  A hard copy of this response letter and Amendment No. 4, marked to show changes from the original filing, can be sent to you via overnight mail upon your request.

Risk Factors, page 9

Because all of our future operating activities and profits, if any, will be generated, page 11

1.

Please revise to remove the words “[a]lthough the chances of this ever occurring are low” and “even though we do not anticipate any of the above scenarios ever to materialize” as these statements negate the risk identified in this risk factor.

We have revised to remove these phrases.  See page 11.

2.

Please have counsel revise to opine upon whether the shares offered by the selling shareholders are legally issued, fully paid and non-assessable.  In this regard, we note counsel’s opinion that the

Ms. Bednarowski and Ms. DeLong

August 10, 2011

“Shares, upon the effectiveness of registration and when sold, will be validly issued, fully paid and non-assessable.”  The shares offered by the selling shareholders have already been issued.

Counsel has revised the opinion letter.  See Exhibit 5.1.

Please contact Taurus Financial Partners, LLC at (512) 772-1542 with any questions you may have relating to this matter or to request a marked hard copy of amended filing.

Very truly yours,

/s/ Michael Hume

Michael Hume

President and Chief Executive Officer